Exhibit 99.44

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (“Rio Alto”)
Suite 810 - 706 - 7th Avenue S.W.
Calgary, Alberta T2P 0Z1

2.	Date of Material Change

February 16, 2011

3.	News Release

A press release was disseminated on February 18, 2011 via Marketwire.

4.	Summary of Material Change

Mr. Feisal Somji has resigned as a director and officer of Rio Alto Mining Limited.

5.	Full Description of Material Change

5.1 Full Description of Material Change

Mr. Feisal Somji has resigned as a director and officer of Rio Alto Mining Limited.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Anthony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401

9.	Date of Report

February 18, 2011